Exhibit 99.1

12 February 2018

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014

Barclays PLC

Barclays Bank PLC

SFO also charges Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008

On 20 June 2017 Barclays announced that the Serious Fraud Office (“SFO”) had brought certain charges against Barclays PLC in relation to matters that arose in the context of Barclays’ capital raisings in 2008. Those charges included one offence of unlawful financial assistance contrary to section 151(1) of the Companies Act 1985 in respect of a USD 3 billion loan provided to the State of Qatar in November 2008 (the “Loan”). Barclays noted that the SFO at that time had not made a decision as to whether it would also bring charges in relation to the Loan against Barclays Bank PLC.

Further to that announcement, the SFO has today charged Barclays Bank PLC with the same offence in respect of the Loan as charged against Barclays PLC on 20 June 2017 (“the Charge”).

Barclays PLC and Barclays Bank PLC intend to defend the respective charges brought against them. Barclays does not expect there to be an impact on its ability to serve its customers and clients as a consequence of the Charge having been brought.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Thomas Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank with global reach offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 85,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

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Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays’ management. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.

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